UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BMC FUND, INC.

(Name of Subject Company (Issuer))

BMC FUND, INC.

(Name of Filing Person(s) (Issuer))

SHARES

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

WENDY SIMS

BMC FUND, INC.

800 HICKORY BLVD. SW

LENOIR, NC 28645

(828) 758-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

August 9, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$112,049,992 (a)	Amount of Filing Fee:	$12,224.65(b)

(a) Calculated as the aggregate maximum value of Shares being purchased.

(b) The filing fee is calculated by multiplying the Transaction Value by $0.0001091 or $109.10 per $1,000,000 of the Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

Reference is made to “Section 1. Summary Term Sheet” of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is “BMC Fund, Inc.” (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end investment company, and is organized as a North Carolina corporation. The principal executive office of the Fund is located at 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645 and its telephone number is (828) 758-6100.

(b) The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is “Shares” or portions thereof in the Fund. As of the close of business on July 1, 2021, there were approximately 4,933,281 Shares outstanding.

(c) There is no established trading market for the Shares and Shares are subject to transfer restrictions and may not be transferred or resold except as permitted under the Fund’s registration statement (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Amended And Restated Bylaws, dated as of December 14, 2006 (as it may be amended, modified or otherwise supplemented from time to time, the “Bylaws”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund’s principal executive office is located at 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645 and its telephone number is (828) 758-6100.

The members of the Fund’s board of directors (the “Board of Directors”) are Dale M. Brown, R. Donald Farmer, David B. Gilbert, Samuel P. McNeil, Jr. and Mark E. Roberts (each, a “Director”). The officers of the Fund are M. Hunt Broyhill, Chief Executive Officer, Christopher R. Pavese, Chief Investment Officer, Danny A. Gilbert, Chief Financial Officer, Alan R. Deal, Chief Compliance Officer, and Wendy Sims, Secretary (each, an “Officer”). The Directors and the Officers may be reached at c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645, telephone number is (828) 758-6100.

M. Hunt Broyhill is a controlling shareholder because he indirectly controls twenty-five percent (25%) or more of the shares of beneficial interest of the Fund and may be reached at c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645, telephone number is (828) 758–6100.

ITEM 4.	TERMS OF THE TENDER OFFER.

Reference is made to “Section 2. Terms of the Tender Offer” of the Offer to Purchase that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The Fund is not aware of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund or the Board of Directors, or any person controlling the Fund; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

Reference is made to “Section 3. Purpose of this Tender Offer and Plans or Proposals” of the Offer to Purchase that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reference is made to “Section 4. Source and Amount of Funds or Other Consideration” of the Offer to Purchase that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

Reference is made to “Section 5. Interest in Securities of the Issuer” of the Offer to Purchase that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer; provided, however, that the officers of the Fund may contact Shareholders for purposes of determining their intent to tender Shares.

ITEM 10.	FINANCIAL STATEMENTS.

(a)(1) The following filings with the SEC available on EDGAR are hereby incorporated by reference: (i) the audited financial statements of the Fund for the fiscal year ended October 31, 2020, and the schedule of investments dated October 31, 2020, as filed on Form N-CSR on December 15, 2020; (ii) the amendment to the financial statements of the Fund dated October 31, 2020 and the schedule of investments dated October 31, 2020, as filed on Form N-CSR/A on December 15, 2020; and (iii) the semi-annual unaudited financial statements and schedule of investments of the Fund dated as of April 30, 2021, as filed on Form N-CSR on July 6, 2021.

(a)(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(a)(3) Not Applicable.

(a)(4) See (a)(1) above.

(b) Not applicable.1

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) None.

(a)(2) None.

(a)(3) Not Applicable.

(a)(4) Not Applicable.

(a)(5) None.

(c) Since 1980, BMC Fund, Inc. has been engaged primarily in the business of investing, reinvesting and trading in securities but has not made a public offering of its securities. In 1981, BMC Fund, Inc. was registered as an investment company by members of the James E. Broyhill family with the proceeds of the sale of Broyhill Furniture Industries Inc. constituting a portion of the Fund’s assets. The Fund has remained a closely-held entity throughout its existence, and members of the Broyhill family continue to constitute over 97% of the Fund’s Shares as of the date hereof. As previously disclosed in a Schedule 13D filed on February 18, 2021, certain Shareholders entered into a common interest agreement on February 8, 2021, pursuant to which such Shareholders agreed to, among other things, seek further information on the performance and operations of the Fund, and to act collectively with respect to the election of the Board of Directors of the Fund. At the Fund’s annual meeting on February 19, 2021, the Board’s size was reduced and a majority of the then serving Board of Directors was replaced, resulting in the election of three new Directors and the re-election of two existing Directors. Since assuming office, the current Board of Directors has received various information regarding the activities of the Fund, including a report of a forensic accountant (the “Report”) that had been ordered by a Shareholder to review the performance and operations of the Fund. The Report made observations related to the Fund’s performance, as well as potential conflicts of interests related to certain investments made by the Fund. After considering the Report and the demand by several Shareholders that the Fund offer to redeem Shares of the Fund, and after holding discussions with the Fund’s management, the Board of Directors determined to engage in the tender offer contemplated hereby to provide an opportunity for Shareholders to have their shares redeemed by the Fund. In addition, the Fund’s Board of Directors and management are reviewing issues raised by the Report.

1 While it is difficult to predict how many Shares will be tendered, the Fund expects a significant portion of the Shares to be tendered which will result in a significant reduction in the size of the Fund and, as a result, the Fund’s balance sheet.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i) Cover Letter to Offer to Purchase and Letter of Transmittal

(a)(1)(ii) Offer to Purchase.

(a)(1)(iii) Form of Letter Transmittal.

(a)(1)(iv) Form of Notice of Withdrawal of Tender.

(a)(1)(v) Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

(a)(2)-(5) Not Applicable.

(b) None.

(d) None.

(g) Not Applicable.

(h) Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BMC FUND, INC.

By:	/s/ M. Hunt Broyhill
Name: M. Hunt Broyhill
Title: Chief Executive Officer
Dated: August 9, 2021

EXHIBIT INDEX

EXHIBITS
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender.
(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.